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SEC FILE NUMBER
000-27338

CUSIP NUMBER
04651M204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Atari, Inc.

Full Name of Registrant
Infogrames, Inc

Former Name if Applicable
417 Fifth Avenue

Address of Principal Executive Office (Street and Number)
New York, NY 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
A firm that is conducting an independent valuation to determine whether there was an impairment of our goodwill at December 31, 2006 has not completed that valuation. We cannot file our Form 10-Q for the period ended December 31, 2006 until that valuation is completed. Accordingly, Atari, Inc. has not completed its goodwill impairment review for the quarter. We anticipate being able to file the Form 10-Q within the permitted 5 calendar day extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristina K. Pappa	(212)	726-4242
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As described in a press release that is an Exhibit to a Report on Form 8-K dated February 8, 2007, for the three months ended December 31, 2006, we had income from continuing operations of $1,689,000 ($0.13 per share) and a net loss of $715,000 ($0.05 per share) on net revenues of $47,277,000, compared with a loss from continuing operations of $2,348,000 ($0.17 per share) and a net loss of $4,761,000 ($0.35 per share) on net revenues of $99,982,000 during the three months ended December 31, 2005. For the nine months ended December 31, 2006, we had a loss from continuing operations of $12,380,000 ($0.92 per share) and a net loss of $7,518,000 ($0.56 per share) on net revenues of $95,339,000, compared with a loss from continuing operations of $54,817,000 ($4.33 per share) and a net loss of $62,789,000 ($4.96 per share) on net revenues of $162,217,000 during the nine months ended December 31, 2005.

Atari, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2007	By	/s/ Kristina K. Pappa
Name: Kristina K. Pappa Title: Vice President, General Counsel, and Secretary